As filed with the U.S. Securities and Exchange Commission on February 20, 2009
Registration No. 333-154255

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

AMIL Participações S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
National Corporate Research, Ltd.
10 E. 40th Street, 10th Floor
New York, NY 10016
Telephone: (212) 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one common share of Amil Participações S.A.	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

EXPLANATORY NOTE
The offering made under this Registration Statement has been terminated with no American Depositary Shares having been issued.  Accordingly, the Registrant hereby deregisters all American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of October 10, 2008 among Amil Participações S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a). Previously filed.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on  February 20, 2009.

Legal entity created by the form of Deposit Agreement for
the issuance of ADRs evidencing American Depositary Shares

By:  JPMORGAN CHASE BANK, N.A., as Depositary

By:  /s/Joseph M. Leinhauser

Name:  Joseph M. Leinhauser
Title:  Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Amil Participações S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2009.

Amil Participações S.A.

By:  /s/Gilberto João Ferreira da Costa

Name:  Gilberto João Ferreira da Costa
Title:  Chief Financial Officer

By:  /s/Erwin Afif Yacoub Kleuser

Name:  Erwin Afif Yacoub Kleuser
Title:  Investor Relations Officer

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on February 20, 2009, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Edson de Godoy Bueno*	Chairman and Chief Executive Officer and Director
Edson de Godoy Bueno

/s/ Gilberto João Ferreira da Costa*	Chief Financial Officer and Director
Gilberto João Ferreira da Costa

/s/ Dulce Pugliese de Godoy Bueno*	Vice Chairman
Dulce Pugliese de Godoy Bueno

Director
Jorge Ferreira da Rocha

/s/ Carlos Oswald Machado Monteiro*	Director
Carlos Oswald Machado Monteiro

/s/ Jose Isaac Peres*	Director
Jose Isaac Peres

Director
Luiz Fernando Furlan

*By:  /s/ Gilberto João Ferreira da Costa
Name:   Gilberto João Ferreira da Costa
Title:     Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Amil Participações S.A., has signed this Post-Effective Amendment to  Registration Statement on Form F-6 in New York on February 20, 2009.

Authorized U.S. Representative
National Corporate Research Ltd.

By:	/s/ Colleen A. DeVries
Name: Colleen A. DeVries Title: Vice President

INDEX TO EXHIBITS

Exhibit Number
(e)	Rule 466 certification